Exhibit 99.1

China Yuchai International Extends Loan Agreement with
HL Global Enterprises Limited

Singapore, Singapore – January 31, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly-owned subsidiary Venture Lewis Limited (“VLL”) has entered into a loan agreement with HL Global Enterprises Limited (“HLGE”) (“2011 Loan Agreement”) to extend the loan of S$93,000,000 (“Loan”) originally granted to HLGE in February 2009 to refinance the zero coupon, unsecured, non-convertible bonds (“Bonds”) issued by HLGE in 2006 and which matured on July 3, 2009 (“Maturity Date”). This Loan was due to be repaid in July 2010 but was extended for one year pursuant to a loan agreement entered into in February 2010 (“2010 Loan Agreement”). The Company through another wholly-owned subsidiary, Grace Star Services Ltd., owns 47.4% of the issued ordinary shares of HLGE.

The unsecured Loan has, pursuant to the terms of the 2011 Loan Agreement, been extended for another one year from July 2011 and is due for repayment in July 2012. Under the terms of the 2011 Loan Agreement, the interest payable is the aggregate of a margin of 1.75% per annum, a reduction from 2.5% per annum under the terms of the 2010 Loan Agreement, and the 12-month Singapore Interbank Offer Rate expressed in a percentage rate fixed by the Association of Banks in Singapore for Singapore Dollars as of January 28, 2011 which was 0.773%. In the event the interest rate charged on external funds utilized by China Yuchai for their investment in HLGE is increased (“Company’s Funding Costs”), the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the 2011 Loan Agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.

The Company’s Board of Directors approved the extension of the Loan at a reduced interest rate after taking into account (i) the challenges facing HLGE’s hospitality operations in China from increasing competition and high operating costs which had a negative impact on its results; (ii) difficulties faced by HLGE in obtaining financing from financial institutions, (iii) the need to ensure the continued financial viability of HLGE in the longer-term interests of its shareholders as it is believed that this remains the best option to protect and procure a return on the Company’s significant investment in HLGE pending HLGE’s continued efforts to successfully dispose of its non-core and non-performing assets to repay the Loan, and (iv) potential acquisition opportunities by HLGE to grow its earnings base and improve its cash flow. This transaction has also been reviewed and approved by the Company’s audit committee who has determined that the terms of the extension of the Loan are fair and reasonable and not prejudicial to the interests of the Company’s shareholders. In coming to its decision, in addition to the various factors set out in this paragraph, the audit committee also considered the costs and sources of funding for the Loan, the market conditions, and the potential impact of any increase in the Company’s Funding Costs.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com